August 14, 2006



VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, DC  20549-0306

Attention: Jay Mumford

                  Re:      Precision Optics Corporation, Inc.
                           Form SB-2 filed July 25, 2006
                           File No. 333-136033

Ladies and Gentlemen:

         Pursuant to Rule 461 under the Securities Act of 1933, as amended, Precision Optics Corporation, Inc. (the "Issuer"), hereby requests that the effective date for the Registration Statement referred to above (the "Registration Statement") be accelerated so that it will be declared effective by 5 p.m. Eastern Daylight Time on August 14, 2006 or as soon as possible thereafter.

         The Issuer hereby acknowledges that the disclosure in the Registration Statement is the responsibility of the Issuer and further acknowledges that it is the Securities and Exchange Commission (the "SEC") staff's view that SEC staff comments or changes in response to SEC staff comments in the Registration Statement may not be asserted as a defense in any proceeding which may be brought by any person with respect to the Registration Statement. The Issuer also acknowledges the SEC staff's position that should the SEC or its staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the SEC from taking any action with respect to the filing and the Issuer will not assert staff comments and the effectiveness of the Registration Statement as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. The Issuer further acknowledges that the action of the SEC or its staff, acting pursuant to delegated authority, in declaring the Registration Statement effective does not relieve the Issuer from its responsibility for the adequacy and accuracy of the disclosures in the Registration Statement.

         The Issuer acknowledges its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the above-referenced Registration Statement.

         Please call Laurie Churchill at Ropes & Gray LLP at 617-951-7453 or Stephanie Dorn at Ropes & Gray LLP at 617-951-7892, as soon as the Registration Statement has been declared effective.

                                Very truly yours,

                                Precision Optics Corporation, Inc.


                                By: /s/ Richard E. Forkey
                                    ---------------------------------------
                                Name: Richard E. Forkey
                                Title: President, Chief Executive Officer and
                                       Treasurer